CESP Companhia Energética de São Paulo

Data

São Paulo, August 16, 2002

Ref. CESP

CT/FFM/1529/2002

02049513

Mr. Frank Zarb and/or Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
USA

02 AUG 27 AM 8:55

Re: Submission Pursuant to Rule 12g32(b)
Under the Securities Exchange Act of 1934
For CESP – Companhia Energética de São Paulo
(82-3691)

SUPPL

Gentleman/Madam:

We are furnishing this letter pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

We are attaching herewith a copy of the Relevant Fact of CESP - Companhia Energética de São Paulo published in "Correio Brasiliense", "Folha de São Paulo", "Gazeta Mercantil", "Jornal do Brasil", "O Estado de São Paulo" and "Valor Econômico" on this date.

PROCESSED
AUG 30 2002
THOMSON
FINANCIAL

Very truly yours,

Valmir Alves Gomes
Investor Relations Division Manager

Enclosure: 1

Al. Min. Rocha de Azevedo, 25
01410 – 900 São Paulo – SP
Telefone PABX: (0XX11) 252 3611
Fax : (0XX11) 3258 2445
E- mail : inform@cesp.com.br
Datatexto: 01131930CESP BR

CESP Companhia Energética de São Paulo
Open Capital Company
CNPJ/MF 60.933.603/0001-78
NIRE 35300011996

RELEVANT FACT

PURCHASE AND SALE OF ELECTRIC ENERGY FROM PUBLIC SERVICE CONCESSIONAIRE

We inform the market that, according to the terms of Article 27, of Law 10438 of April 26, 2002 and in compliance with the provisions of Subsection II of Article 10, of Law 9648 of May 27, 1998, CESP – Companhia Energética de São Paulo will trade this year, in a date to be established, through public bidding that will guarantee the transparence and equality of access to those interested, the portion of electric energy released from its initial contracts, 25% of the contracted amount and of other energies from its generation plants not committed to contracts.

- The energy offered by CESP, to the Brazilian electric system, will be made available as from January 1st, 2003.
- This energy will be offered in lots, **with blocks of 5 medium MW, with a minimum term of 8 years** and delivered to the sub-market in which CESP is located.
- The respective electric energy purchase and sale contracts will be entered into with the purchasers chosen through public bidding.

São Paulo, August 16, 2002

Vicente K. Okazaki
Chief Financial Officer and Investors Relations Director